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                              September 9, 2021

       Suresh Venkatachari
       Chief Executive Officer
       Healthcare Triangle, Inc.
       4309 Hacienda Dr., Suite 150
       Pleasanton, CA 94588

                                                        Re: Healthcare
Triangle, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 30,
2021
                                                            File No. 333-259180

       Dear Mr. Venkatachari:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2021 letter.

       Form S-1 filed August 30, 2021

       Cover Page

   1. You disclose on the prospectus cover page that the offering price "is assumed to be
                                                        $5.00." You disclose
elsewhere that the estimated price range is $4.50 to $5.50. Please disclose the estimated
price range on the prospectus cover page. Refer to Instruction 1 to
                                                        Item 501(b)(3) of
Regulation S-K.
   2. You indicate on the prospectus cover page there is no assurance that your application to list on the Nasdaq
Global Market will be approved; however, you disclose on page 18 that this listing is a
condition to the offering. Please clarify the disclosure on your prospectus cover page by
indicating, if true, that approval to list the common stock on Nasdaq is a condition to proceeding
with the offering.
 Suresh Venkatachari
Healthcare Triangle, Inc.
September 9, 2021
Page 2
Use of Proceeds, page 41

3. You indicate that you intend to use the offering proceeds for acquisitions. Please disclose whether you have any current plans, arrangements or agreements for any acquisitions.
4. Please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K with respect to the Convertible Notes you intend to repay with the offering proceeds.
Principal Stockholders, page 89

5. We note that you now have two classes of voting securities issued and outstanding consisting of your common stock and the Series A Super Voting Preferred Stock held by
       Mr. Venkatachari. Please provide beneficial ownership for each class of voting securities before and after the offering. Refer to Item 403 of Regulation S-K. In addition, since the
       Series A Super Voting Preferred Stock has 1,000 votes per share, add a column to the beneficial ownership table showing the total percentage of voting power held by each person listed in the table after the offering.
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                            Sincerely,
FirstName LastNameSuresh Venkatachari
                                                            Division of
Corporation Finance
Comapany NameHealthcare Triangle, Inc.
                                                            Office of
Technology
September 9, 2021 Page 2
cc:       Ross Carmel
FirstName LastName